                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. 1)

                                 GLOBALNET, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    37940E104
                                 (CUSIP Number)

                            CHARLES P. AXELROD, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                JANUARY 6, 2002*
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D

CUSIP NO. 37940E104                                            PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      ROBERT J. DONAHUE

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              3,806,375 SHARES (SEE ITEM 5)
                        --------------------------------------------------------
    NUMBER OF           8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                -0-
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                3,806,375 SHARES (SEE ITEM 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0- SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,237,750 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         (a) [X]
      (SEE ITEM 5)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.44%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 37940E104                                            PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      COLUM P. DONAHUE

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              2,151,240 SHARES (SEE ITEM 5)
                        --------------------------------------------------------
    NUMBER OF           8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                -0- SHARES
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                2,151,240 SHARES (SEE ITEM 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0- SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,151,240 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         (a) [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.64%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 37940E104                                            PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      ADAMS VENTURES, LP

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 36 4357165
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              4,431,375 SHARES (SEE ITEM 5)
                        --------------------------------------------------------
    NUMBER OF           8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                -0- SHARES
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                4,431,375 SHARES (SEE ITEM 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0- SHARES
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,431,375 SHARES (SEE ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      (SEE ITEM 5)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.69%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               PAGE 5 OF 9 PAGES


* EXPLANATORY NOTE

      On January 6, 2002, GlobalNet, Inc. ("GlobalNet," the "Issuer" or the "Company"), a Nevada Corporation, The Titan Corporation, a Delaware Corporation ("Titan"), and T T III Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Titan ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into GlobalNet (the "Titan Merger") and GlobalNet will be the surviving corporation in the Titan Merger. Each share of GlobalNet's Common Stock (other than dissenting shares) outstanding immediately prior to the Effective Time will be converted into such number of shares of Titan's common stock ("Titan Common Stock") equal to the Exchange Ratio, plus cash in lieu of fractional shares. In connection with the Merger Agreement, certain ancillary agreements were entered into, including but not limited to, (i) a voting agreement (the "Voting Agreement") entered into on January 6, 2002 by Robert J. Donahue, Colum P. Donahue, and Adams Ventures, LP (a family limited partnership for the benefit of members of Robert J. Donahue's family) (each, a "Filing Person") and (ii) a pledge agreement (the "Pledge Agreement") entered into on January 6, 2002 by the Filing Persons. The Titan Merger has been reported by GlobalNet on a Current Report on Form 8-K dated January 6, 2002 (the "8-K").

      This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated May 22, 2000 (the "Statement"), filed by the Filing Persons (as defined herein). This Amendment No. 1 is being filed by the Filing Persons to report the Titan Merger and the related effects of the Voting Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement. The Statement is supplementally amended as follows:

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the "Common Stock"), of the Company. The Issuer is a Nevada corporation with its principal executive offices located at 1919 South Highland Avenue, Suite 125D, Lombard, Illinois 60148.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 of the Statement is hereby amended by adding thereto the following:

      The name of the other person filing this statement is Adams Ventures, LP. Adams Ventures, LP is a Delaware limited partnership for the benefit of the members of Robert J. Donahue's family. Robert J. Donahue is the sole officer and director of RBD Management, Inc., which is the general partner of Adams Ventures, LP, and has sole authority to vote the shares of Common Stock.

      During the last five years, Adams Ventures has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each Filing Person specifically disclaims any beneficial ownership with respect to the shares of Common Stock of Issuer currently owned and held by the other Filing Person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Statement is hereby amended by adding thereto the following:

      In connection with the terms of the Merger, Adams Ventures L.P. received 4,431,375 shares of Common Stock of the Issuer in exchange for its GII shares.

                                                               PAGE 6 OF 9 PAGES


ITEM 4 PURPOSE OF TRANSACTION

      Item 4 of the Statement is hereby amended by adding thereto the following:

      In connection with the Merger Agreement, the Reporting Persons have entered into a Voting Agreement to vote their shares of GlobalNet Common Stock in favor of the Titan Merger under certain circumstances.

      The principal terms of the Voting Agreement provide that, subject to the Merger Agreement, each Reporting Person agrees that, during the period from the date of the Voting Agreement through the Expiration Date, at any Meeting, however called, and in any action by written consent of the stockholders of the Company, each Reporting Person shall vote the Subject Securities or cause the Subject Securities to be voted (to the extent such securities are entitled to be voted) in such Reporting Person's capacity as a stockholder: (i) in favor of the Titan Merger and the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of the Company and by Parent) in connection with any meeting of, or solicitation of consents from, the stockholders of the Company at which or in connection with which the Titan Merger or the Merger Agreement are submitted for the consideration and vote of the stockholders of the Company; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; (iii) against any action or agreement that would cause any provision contained in Sections 6.1 and 6.2 of the Merger Agreement to not be satisfied; (iv) against approval or adoption of any extraordinary corporate transaction (other than the Titan Merger, the Merger Agreement or the transactions contemplated thereby) including, without limitation, any transaction involving (A) the sale or transfer of all or substantially all of the capital stock of the Company, whether by merger, consolidation or other business combination, (B) a sale or transfer of all or substantially all of the assets of the Company or its subsidiaries, (C) a reorganization, recapitalization or liquidation of the Company or its subsidiaries, or (iD any amendment to the Company's governing instruments creating any new class of securities of the Company or otherwise affecting the rights of any class of security as currently in effect; and (v) against the following actions (other than the Titan Merger and the transactions contemplated by the Merger Agreement): (A) any Company Acquisition Proposal ; (B) any change in a majority of the members of the board of directors of the Company; or (C) any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Titan Merger or any of the other transactions contemplated by the Merger Agreement or this Voting Agreement.

      In the event a Filing Person shall fail to vote in accordance with the terms of the Voting Agreement, Titan shall be entitled to issue (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.

      In connection with the Merger Agreement and Voting Agreement, GlobalNet and Titan have entered into a note purchase agreement dated January 6, 2002 (the "Note Purchase Agreement") under which Titan has agreed to lend up to $5,000,000 to GlobalNet. The Persons filing have each entered into a stock pledge agreement, pledging all of their respective shares the "Pledged Shares" as collateral security for the loan from Titan under the Note Purchase Agreement.

      In the event of a default under the Note Purchase Agreement, Titan could exercise its right as the secured party with respect to the sale and disposition of the Pledged Shares as provided in the Pledge Agreement. Events of default include if: (i) the Company shall fail to pay any principal of the Note when due or any interest, any fees or any other amount payable hereunder on the date when due; (ii) the Company shall fail to observe or perform any covenant contained in
Article 5; (iii) the Company shall fail to observe or perform any covenant or agreement contained in this Agreement (other than those covered by clause (i) or (ii) above) for 20 days after notice thereof has been given to the Company by the Purchaser; (iv) any representation, warranty, certification or statement made by the Company or a Subsidiary of the Company in this Agreement or any other Note Purchase Document or in any certificate, financial statement or other document delivered pursuant to this Agreement shall prove to have been incorrect in any material respect when made (or deemed made); (v) the Company or any Subsidiary of the Company shall fail to make any payment in respect of any Indebtedness or Contingent Obligation having an aggregate principal and face amount of

                                                               PAGE 7 OF 9 PAGES


more than $200,000, in each case when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period or notice period, if any, specified in the document relating thereto; (vi) any event or condition shall occur which results in the acceleration of the maturity of any Indebtedness or Contingent Obligation any Indebtedness or Contingent Obligation of the Company or any Subsidiary of the Company having an aggregate principal or face amount of more than $200,000 or enables (or, with the giving of notice or lapse of time or both, would enable) the holder of any such Indebtedness or Contingent Obligation or any Person acting on such holder's behalf to accelerate the maturity thereof;
(vii) the Company or any Principal Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any corporate action to authorize any of the foregoing; (viii) an involuntary case or other proceeding shall be commenced against the Company or any Principal Subsidiary seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Company or any Principal Subsidiary under the federal bankruptcy laws as now or hereafter in effect; (ix) one or more final judgments, orders or decrees shall be entered against the Company or any member of the Company Group involving in the aggregate a liability (not fully covered by insurance and as to which the insurer has not acknowledged liability) more than an amount equal to $200,000, and the same shall remain unvacated, undischarged, unstayed or unbonded pending appeal for a period of 60 days after the entry thereof; (x) any non-monetary judgment, order or decree shall be rendered against the Company or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect, and enforcement proceedings shall have been commenced by any Person upon such judgment or order which shall remain unstayed for any period of 10 consecutive days or more; (xi) (A) any provision of the Pledge Agreement shall for any reason cease to be valid and binding on or enforceable against the Pledgors under the Pledge Agreement, if the effect thereof may materially deprive the Purchaser of the benefits of the Collateral covered thereby, or the Pledgors under the Pledge Agreement shall so state in writing or bring an action to limit its obligations or liabilities thereunder; (B)the Pledge Agreement shall for any reason (other than pursuant to, or contemplated by, the terms thereof) cease to create a valid security interest in the Collateral purported to be covered thereby or such security interest shall for any reason cease to be a perfected and (except for Permitted Liens arising by operation of law) first priority security interest; (C) any of the outstanding Obligations of the Company hereunder shall not be Secured Obligations (as defined in the Pledge Agreement); or (D) there shall occur an event of loss which, together with all other events of loss since the date hereof, results in a reduction in the value (as determined in the reasonable opinion of the Purchaser) of the Collateral of $200,000 net of any cash proceeds received by the Pledgors under the Pledge Agreement in respect of such event or events of loss; (xii) the FCC or any other Governmental Body shall revoke or fail to renew any material FCC License or any other material license, permit or franchise of the Company or any of its Subsidiaries; the Company or any Subsidiary shall for any reason lose any material FCC License or any other material license, permit or franchise; or the Company or any Subsidiary shall suffer the imposition of any restraining order, escrow, suspension or impound of funds in connection with any proceeding (judicial or administrative) with respect to any material FCC License or any other material license, permit or franchise; (xiii) there shall occur and be continuing a Material Adverse Effect; or (xiv) there shall occur a Change in Control.

      In connection with the Note Purchase Agreement, the Reporting Persons have entered into a Pledge Agreement pledging their shares as security for the due and punctual payment and performance by each Pledgor of all of the Obligations. In the event of an Event of Default under the Note Purchase Agreement, any or all shares of the Collateral held by Titan may at the option of Titan be registered in the name of Titan, and Filing Persons covenant that, upon demand therefor by Titan, Filing Persons shall use their reasonable best efforts to cause Company to effect such registration.

                                                               PAGE 8 OF 9 PAGES


      The foregoing description only purports to be a summary of the documents referenced herein and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to the 8-K, the Voting Agreement filed as Exhibit 9.1 herewith, the Pledge Agreement filed as Exhibit 9.2 herewith, and the Note Purchase Agreement, filed as Exhibit 10.1 to the 8-K (including the respective exhibits to such agreements). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the respective agreements filed as exhibits hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Statement is hereby amended by adding thereto the following:

      The number of shares reported by Robert J. Donahue in Item 11 includes certain shares of Common Stock which the Filing Person has sole voting authority exercisable through RBD Management, Inc., the general partner of Adams Ventures L.P.

      Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the shares of Common Stock, other than as described in the Statement, by the Filing Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Filing Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      99.1  Joint Filing Statement (included on Signature Page)

      9.1 Voting Agreement dated as of January 6, 2002 between Robert J. Donahue, Colum P. Donahue, Adams Ventures, LP and the Titan Corporation (filed herewith)

      9.2   Stock Pledge Agreement, dated as of January 6, 2002, between Robert
            J. Donahue, Colum P. Donahue, Adams Ventures, LP and the Titan Corporation (filed herewith)

                                                               PAGE 9 OF 9 PAGES


SIGNATURE AND JOINT FILING STATEMENT

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      As required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, each Filing Person upon whose behalf this Statement is filed agrees that this Statement is filed on behalf of each of them. Each Filing Person understands that they are responsible for the timely filing of this Statement and any additional amendments thereto and for the completeness and accuracy of the information concerning such Filing Person contained herein; each Filing Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Filing Persons making this filing unless such Filing Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

                                        January 15, 2002

                                        /s/ ROBERT J. DONAHUE
                                        ---------------------
                                        Robert J. Donahue


                                        January 15, 2002

                                        /s/ COLUM P. DONAHUE
                                        --------------------
                                        Colum P. Donahue


                                        January 15, 2002

                                        ADAMS VENTURES, L.P.

                                        By:  RBD Management, Inc.
                                             as general partner

                                        By:  /s/ ROBERT J. DONAHUE
                                             ---------------------
                                             Robert Donahue, President